

January 17, 2023

Michael Glimcher
Chief Executive Officer
BentallGreenOak Industrial Real Estate Income Trust, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

> **Re: BentallGreenOak Industrial Real Estate Income Trust, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted December 27, 2022**
> **CIK No. 0001942722**

Dear Michael Glimcher:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-11

Cover Page

1. We note your response to comment 1 of our letter and reissue. Please disclose the date the offering will end. See Item 501(b)(8)(iii) of Regulation S-K and Rule 415(a)(2) of the Securities Act.

2. We note your response to comment 2 of our letter. Please file the joint venture agreement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file this agreement. Please clarify that the joint venture partner will control all decisions in connection with this joint venture and disclose the risks.

<u>Prospectus Summary</u>
<u>What potential competitive strengths does the Adviser offer?, page 4</u>

3.   We note your response to comment 4 of our letter and reissue. Please balance the discussion of the competitive strengths of your advisor with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, provide a discussion of any losses or adverse business developments for your advisor. Further, in the prior performance section, please ensure that you provide all of the disclosure requirement by Item 8 of Industrial Guide 5.

<u>Can I request that my shares be repurchased?, page 17</u>

4.   We note your response to comment 5 of our letter and reissue. Please revise your disclosure to clarify that you may suspend your redemption plan <u>indefinitely</u>. Further, please revise your risk factor on page 36 to address the impact of being able to suspend your plan indefinitely. Additionally, we note your disclosure on page 25 that you may repurchase shares from your advisor and that your advisor will not be subject to the redemption plan limits or early repurchase deductions. However, this does not address whether redemptions of the advisor's shares will impact your ability to repurchase shares under your redemption plan, including the limits of the plan as it applies to investors. Please revise to address this aspect.

<u>Performance Participation Allocation Example, page 157</u>

5.   We note your response to comment 8. Please clarify that there is no guarantee that you can provide a 5% rate of return and that this is a hypothetical in footnote 1.

<u>General</u>

6.   We note your response to comments 14 and 15 of our letter, and your reliance on the relief granted in prior no-action letters. We note that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at Stacie Gorman or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel B. Honeycutt, Esq.